Mail Stop 4561

February 1, 2007

Mr. Nayan Kisnadwala
Chief Financial Officer
Fieldstone Investment Corporation
11000 Broken Land Parkway
Columbia, MD 21044

> **Re: Fieldstone Investment Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the quarterly period ended September 30, 2006**
> **File No. 000-50938**

Dear Mr. Kisnadwala:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant